                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                                   (Mark One)
               (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year end December 31, 2001

                                       OR

             (_) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from ______ to ______

                         COMMISSION FILE NUMBER 0-10587

                         THE DROVERS AND MECHANICS BANK
                              SALARY DEFERRAL PLAN
                            (Full title of the Plan)

                          FULTON FINANCIAL CORPORATION
                                 One Penn Square
                               Lancaster, PA 1702
           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

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Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of The Drovers and Mechanics Bank Salary Deferral Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                 THE DROVERS AND MECHANICS BANK
                                                 SALARY DEFERRAL PLAN

                                                 By: /s/ James B. Adams
                                                     ---------------------------

Date: July 16, 2002

EXHIBIT INDEX

EXHIBIT DESCRIPTION

1 Audited financial statements and supplemental schedule for The Drovers and Mechanics Bank Salary Deferral Plan

2 Consent of Independent Auditors

EXHIBIT 1

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE


                         THE DROVERS AND MECHANICS BANK
                              SALARY DEFERRAL PLAN
                                FINANCIAL REPORT

                                DECEMBER 31, 2001

                                 C O N T E N T S

                                                                                Page
Financial Report

    A.   Independent Auditor's Report                                               1

    B.   Statements of Net Assets Available for Plan Benefits                       2

    C.   Statements of Changes in Net Assets Available for Plan Benefits            3

    D.   Notes to Financial Statements                                          4 - 8

    E.   Supplemental Schedule of Assets Held for Investment Purposes               9

    f.   Supplemental Schedule of Reportable Transactions                          10

                                Financial Report